Exhibit 99.1

Silicon Motion Announces Results for the Period Ended March 31, 2011

First Quarter 2011

Financial Highlights

•	Net sales increased 8% quarter-over-quarter to US$43.4 million from US$40.0 million in 4Q10

•	Gross margin excluding stock-based compensation increased to 46.2% from 45.1% in 4Q10

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and other items increased to US$13.4 million from US$11.2 million in 4Q10

•	Operating margin excluding stock-based compensation, acquisition-related charges, and other items decreased to 15.5% from 17.2% in 4Q10

•	Diluted earnings per ADS excluding stock-based compensation, acquisition-related charges, net foreign exchange gain (loss), and other items were US$0.18, similar to 4Q10

Business Highlights

•	Fifth consecutive quarter of revenue growth

•	Increased total unit shipments 5% sequentially and 60% year-over-year to approximately 133 million units, a company record high

•	Increased storage controller unit shipments 4% sequentially and 68% year-over-year

•	Increased our sales of 3-bits per cell (TLC) controllers by about 15% sequentially and account for nearly 30% of our total controller sales

•	OEM business increased by nearly 25% sequentially to account for 40% of our total storage revenue

•	Began shipping our LTE transceiver for several Samsung 4G LTE handsets including the Samsung Craft as well as their Android-based Indulge and Droid Charge

Taipei, Taiwan, April 29, 2011 – Silicon Motion Technology Corporation (NasdaqGS: SIMO; the “Company”) today announced its first quarter of 2011 financial results. For the first quarter of 2011, net sales increased 8% quarter-over-quarter to US$43.4 million from US$40.0 million in the fourth quarter of 2010. Net income (GAAP) for the first quarter increased quarter-over-quarter to US$6.4 million or US$0.21 per diluted ADS from a GAAP net loss of US$5.5 million or US$0.19 per diluted ADS in the fourth quarter of 2010.

Net income excluding stock-based compensation, acquisition-related charges, foreign exchange gain (loss), and other items increased in the first quarter to US$5.8 million or US$0.18 per diluted ADS unchanged from the fourth quarter of 2010.

First Quarter 2011 Financial Review

Commenting on the results of the first quarter, Silicon Motion’s President and CEO, Wallace Kou, said:

“We are excited to report another strong quarter, with revenue increasing by 8% sequentially in the first quarter and 67% year-over-year. Strong unit shipment growth in our storage and communications product lines resulted in better-than-expected results this quarter. While higher operating expenses as compared to the fourth quarter were offset by higher gross margins, overall net income (non-GAAP) in the first quarter was similar to our fourth quarter 2010.

Our mobile storage business continued to see strong growth as revenue increased by 6% sequentially and 85% compared to our first quarter 2010. Demand was stronger than seasonally expected due to robust sales to Samsung and other OEM customers, as well as module makers. Our OEM sales increased from under 35% of total mobile storage sales in the previous quarter to 40% this quarter, and up from under 25% a year ago. Continued high card bundle rates for Androids and other smartphones, robust overall global handset unit shipments and strong end-demand for cards in emerging markets were key drivers of solid demand for our controllers. Our blended ASPs increased 2% sequentially as we shipped more 20nm and TLC flash controllers and we increased our sales to OEMs that are focused on quality and performance. The majority of our controllers are for managing 20nm flash and our TLC controllers have increased to account for nearly 30% of our total controller sales. We continue to work closely with our partners to develop and expand our embedded and SSD controller programs and anticipate these new solutions to commercially ramp in the coming quarters and drive significant growth in 2012.

Our mobile communications business recovered further, driven by our new LTE transceiver business and the continued ramp of our CDMA EVDO transceiver products. Overall, our mobile communications revenue grew 20% sequentially and 37% compared to our first quarter 2010.”

Sales

Net sales in the first quarter were US$43.4 million, an increase of 8% compared with the previous quarter. For the quarter, mobile storage products accounted for 72% of net sales, mobile communications 19% of net sales, multimedia SoCs 7% of net sales, and others 2% of net sales.

Net sales of mobile storage products, which primarily include flash memory card, USB flash drive, SSD and embedded flash controllers, increased 6% from the fourth quarter of 2010 to US$31.1 million this quarter.

Net sales of mobile communication products, which primarily include mobile TV IC solutions and handset transceivers, increased 20% from the fourth quarter of 2010 to US$8.3 million this quarter.

Net sales of multimedia SoC products, which are primarily embedded graphics processors, decreased 2% from the fourth quarter of 2010 to US$3.2 million this quarter.

Gross and Operating Margins

Gross margin excluding stock-based compensation increased to 46.2% from 45.1% in the fourth quarter of 2010. GAAP gross margin increased to 46.2% from 45.0% in the fourth quarter of 2010.

Operating expenses excluding stock-based compensation, acquisition-related charges, and other items were US$13.4 million, which was higher than the US$11.2 million expended in the fourth quarter. Research and development expenditures, excluding stock-based compensation, were US$8.1 million, which was higher than the US$7.2 million in the previous quarter. Selling and marketing expenses excluding stock-based compensation were US$2.7 million, which was higher compared to the US$2.3 million reported in the previous quarter. General and administrative expenses excluding stock-based compensation and litigation expenses were US$2.5 million, which was higher compared to the US$1.7 million reported in the previous quarter. Stock-based compensation was US$0.8 million in the first quarter, which was lower than the US$1.7 million in the fourth quarter of 2010. Acquisition-related charges were US$0.6 million, similar to the previous quarter.

Operating margin excluding stock-based compensation, acquisition-related charges, and other items was 15.5%, a decrease from 17.2% in the previous quarter. GAAP operating margin was 12.3%, a slight increase from the 12.1% in the fourth quarter of 2010.

Other Income and Expenses

Net total other income excluding net foreign exchange gain or loss, and other items was US$0.1 million, similar to the fourth quarter of 2010. GAAP net total other income was US$2.1 million, an increase from a loss of US$9.2 million in the fourth quarter of 2010.

Earnings

Net income excluding stock-based compensation, acquisition-related charges, net foreign exchange gain or loss, and other items was US$5.8 million this quarter, similar to the fourth quarter. Diluted earnings per ADS excluding stock-based compensation, acquisition-related charges, net foreign exchange gain or loss, and other items were US$0.18, unchanged from the previous quarter.

GAAP net income was US$6.4 million, an increase from the net loss of US$5.5 million in the fourth quarter of 2010. Diluted GAAP earnings per ADS were US$0.21, an increase from the loss per ADS of US$0.19 in the previous quarter.

Balance Sheet

Cash, cash equivalents, and short-term investments increased to US$57.6 million from US$54.8 million at the end of the fourth quarter of 2010.

Cash Flow

Our cash flows were as follows:

3 months ended March 31, 2011

(In US$ millions)
Net income	6.4
Depreciation & amortization	2.0
Changes in operating assets and liabilities	2.6
Others	1.7

Net cash provided by (used in) operating activities	12.7

Acquisition of property and equipment	(1.2)
Others	(8.6)

Net cash provided by (used in) investing activities	(9.8)

Others	1.1

Net cash provided by (used in) financing activities	1.1

Effects of changes in foreign currency exchange rates on cash	(0.9)

Net increase in cash and cash equivalents	3.1

Pro-forma adjustment for foreign exchange translation	(0.2)

Pro-forma net increase in cash and cash equivalents	2.9

During the first quarter of 2011, we spent US$1.1 million in capital expenditures primarily relating to the purchase of testing equipments, software and design tools.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“We had a strong start in 2011 with revenue exceeding expectations driven by our rapidly growing OEM business and the continuing ramp of our controllers for TLC and next generation flash. We are confident that flash supply will increase further in 2011 from new fabs coming on line, the migration to smaller geometry NAND flash and increasing TLC production. All these industry trends benefit Silicon Motion and we believe our increasing business with OEMs will provide a stronger base to our business. Given our strong start in 2011 and added confidence in our business plans, we are increasing our full year guidance.”

For the second quarter of 2011, management expects:

•	Revenue to flat to up 10% sequentially

•	Gross margin excluding stock-based compensation to be in the 46% to 48% range

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and other items of approximately US$13 to US$15 million

For the full year 2011, management is increasing guidance as previously announced in January and now expects:

•	Revenue to be up 30% to 40% compared with full year 2010

•	Gross margin excluding stock-based compensation to be in the 46% to 48% range

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and other items of approximately US$55 to US$58 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00am Eastern Time on April 29, 2011.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

PRE-REGISTRATION:

https://www.theconferencingservice.com/prereg/key.process?key=PQAAKYTBE

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 888 679 8035

USA (Toll): 1 617 213 4848

Taiwan (Toll Free): 0080 144 4360

Participant Passcode: 9623 3596

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 888 286 8010

USA (Toll): 1 617 801 6888

Participant Passcode: 4121 5661

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative for GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Acquisition-related charges consist of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. We consider our operating results without these charges when evaluating our ongoing performance and forecasting our earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. We believe that the assessment of our operations excluding these costs is relevant to our assessment of internal operations and comparisons to the performance of our competitors. Acquisition-related charges include the following:

•	Amortization of intangible assets relates to the amortization of core technology, customer relationship, and other intangibles acquired as part of an acquisition.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual, non-recurring and unplanned activity and therefore exclude these types of charges when presenting non-GAAP financial measures.

Gain from settlement of litigation relates to the one-time payment in connection with a favorable settlement of certain litigation with ASE and ANP.

Foreign exchange gains and losses consists of translation gains and/or losses of non-NT$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-NT$ currencies against the NT$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Impairment of long-term investments relates to the other-than-temporary, non-operating write down of the Company’s minority stake investments. We do not consider these investments which were made before 2007 to be strategic and exclude the performance of these investments when evaluating our ongoing performance and forecasting our earnings trends, and therefore excludes losses (and gains) from the investments when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per share data, unaudited)

	For the Three Months Ended
	Mar. 31, 2010 (NT$)	Dec. 31, 2010 (NT$)	Mar. 31, 2011 (NT$)	Mar. 31, 2010 (US$)	Dec. 31, 2010 (US$)	Mar. 31, 2011 (US$)
Net Sales	830,773	1,218,595	1,271,926	26,002	40,006	43,396
Cost of sales	440,273	670,763	684,604	13,780	22,021	23,357

Gross profit	390,500	547,832	587,322	12,222	17,985	20,039
Operating expenses
Research & development	239,709	248,670	250,776	7,502	8,164	8,556
Sales & marketing	98,934	80,215	82,815	3,097	2,633	2,826
General & administrative	81,980	57,209	79,477	2,566	1,878	2,712
Amortization of intangibles assets	17,296	17,316	17,316	541	568	591
Impairment of goodwill and long-lived assets	—	—	—	—	—	—
Gain from settlement of litigation	—	(3,541)	—	—	(116)	—

Operating income (loss)	(47,419)	147,963	156,938	(1,484)	4,858	5,354

Non-operating income (expense)

Gain on sale of investments	11	19	34	—	1	1
Interest income, net	2,514	1,702	2,031	79	55	69
Impairment of long-term investments	(2,301)	(871)	—	(72)	(29)	—
Foreign exchange gain (loss),net	(6,480)	(281,027)	58,416	(203)	(9,226)	1,993
Others, net	(4,054)	(237)	813	(127)	(7)	28

Subtotal	(10,310)	(280,414)	61,294	(323)	(9,206)	2,091

Income (loss) before income tax	(57,729)	(132,451)	218,232	(1,807)	(4,348)	7,445
Income tax expense (benefit)	12,122	35,339	29,526	379	1,160	1,007

Net income (loss)	(69,851)	(167,790)	188,706	(2,186)	(5,508)	6,438

Basic earnings (loss) per ADS	($2.45)	($5.74)	$6.25	($0.08)	($0.19)	$0.21
Diluted earnings (loss) per ADS	($2.45)	($5.74)	$6.01	($0.08)	($0.19)	$0.21

Margin Analysis:
Gross margin	47.0%	45.0%	46.2%	47.0%	45.0%	46.2%
Operating margin	(5.7%)	12.1%	12.3%	(5.7%)	12.1%	12.3%
Net margin	(8.4%)	(13.8%)	14.8%	(8.4%)	(13.8)%	14.8%

Additional Data:
Weighted avg. ADS equivalents[1]	28,457	29,252	30,195	28,457	29,252	30,195
Diluted ADS equivalents	28,457	29,252	31,393	28,457	29,252	31,393

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per share data, unaudited)

	For the Three Months Ended
	Mar. 31, 2010 (NT$)	Dec. 31, 2010 (NT$)	Mar. 31, 2011 (NT$)	Mar. 31, 2010 (US$)	Dec. 31, 2010 (US$)	Mar. 31, 2011 (US$)
GAAP net income (loss)	(69,851)	(167,790)	188,706	(2,186)	(5,508)	6,438
Stock-based compensation:
Cost of sales	789	1,700	808	25	56	27
Research and development	14,597	29,051	12,280	457	954	419
Sales and marketing	12,818	10,664	4,041	401	350	138
General and administrative	7,353	9,608	5,122	230	315	175

Total stock-based compensation	35,557	51,023	22,251	1,113	1,675	759

Acquisition related charges:
Amortization of intangible assets	17,296	17,316	17,316	541	568	591

Litigation expenses	2,162	(2,870)	293	68	(94)	10
Gain from settlement of litigation	—	(3,541)	—	—	(116)	—
Foreign exchange loss (gain), net	6,480	281,027	(58,416)	203	9,226	(1,993)
Impairment of long-term investments	2,301	871	—	72	29	—

Non-GAAP net income (loss)	(6,055)	176,036	170,150	(189)	5,780	5,805

Shares used in computing non-GAAP basic earnings per ADS	28,457	29,252	30,195	28,457	29,252	30,195

Shares used in computing non-GAAP diluted earnings per ADS	28,457	32,113	32,209	28,457	32,113	32,209

Non-GAAP basic earnings (loss) per ADS	($0.21)	$6.02	$5.63	($0.01)	$0.20	$0.19

Non-GAAP diluted earnings (loss) per ADS	($0.21)	$5.48	$5.28	($0.01)	$0.18	$0.18

Non-GAAP gross margin	47.1%	45.1%	46.2%	47.1%	45.1%	46.2%
Non-GAAP operating margin	0.9%	17.2%	15.5%	0.9%	17.2%	15.5%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands)

(unaudited)

	Mar. 31, 2010 (NT$)	Dec. 31, 2010 (NT$)	Mar. 31, 2011 (NT$)	Mar. 31, 2010 (US$)	Dec. 31, 2010 (US$)	Mar. 31, 2011 (US$)
Cash and cash equivalents	1,917,257	1,569,792	1,660,280	60,291	53,394	56,319
Short-term investments	21,163	41,200	38,097	666	1,401	1,292
Accounts receivable (net)	453,864	792,108	837,402	14,272	26,942	28,406
Inventories	388,573	698,581	745,174	12,219	23,761	25,277
Refundable deposits—current	95,797	200,732	448,482	3,012	6,828	15,213
Deferred income tax assets (net)	9,522	48,891	115,003	299	1,663	3,901
Prepaid expenses and other current assets	136,734	59,029	72,672	4,301	2,008	2,465

Total current assets	3,022,910	3,410,333	3,917,110	95,060	115,997	132,873

Long-term investments	13,366	5,400	5,400	420	184	183
Property and equipment (net)	760,875	743,028	742,722	23,927	25,273	25,194
Goodwill and intangible assets(net)	1,243,844	1,191,895	1,174,579	39,115	40,540	39,843
Other assets	259,032	253,881	170,839	8,146	8,635	5,796

Total assets	5,300,027	5,604,537	6,010,650	166,668	190,629	203,889

Accounts payable	266,527	329,716	539,998	8,381	11,215	18,317
Income tax payable	38,662	37,605	38,965	1,216	1,279	1,322
Accrued expenses and other current liabilities	381,532	441,525	407,840	11,998	15,018	13,835

Total current liabilities	686,721	808,846	986,803	21,595	27,512	33,474
Other liabilities	124,365	69,259	77,600	3,911	2,355	2,632

Total liabilities	811,086	878,105	1,064,403	25,506	29,867	36,106
Shareholders’ equity	4,488,941	4,726,432	4,946,247	141,162	160,762	167,783

Total liabilities & shareholders’ equity	5,300,027	5,604,537	6,010,650	166,668	190,629	203,889

Note: The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$31.95 to US$1 for 1Q10, NT$30.46 to US$1 for 4Q10, and NT$29.31 to US$1 for 1Q11 based on the average of the historical exchange rates reported by the Oanda Corporation. Amounts from the balance sheet have been translated using the ending exchange rate for the period. The exchange rate was NT$31.80 to US$1 at the end of 1Q10, NT$29.40 to US$1 at the end of 4Q10 and NT$29.48 to US$1 at the end of 1Q11.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of mobile TV IC solutions and handset transceivers. Our multimedia SoCs business is composed primarily of embedded graphics processors.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected second quarter 2011 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the first quarter. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, including the general global economic slowdown as it effects the Company, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 25, 2010. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
Tel: +886 2 2219 6688 x3509
Fax: +886 2 2219 6868
E-mail: sara.hsu@siliconmotion.com